


15005511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
1/12/15

March 9, 2015

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 12, 2015

Dear Mr. Dunn:

This is in response to your letters dated January 12, 2015 and February 6, 2015 concerning the shareholder proposal submitted to JPMorgan Chase by the National Center for Public Policy Research. We also have received a letter from the proponent dated January 23, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

March 9, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 12, 2015

The proposal requests that management amend its policies related to human rights to address the right to take part in one's own government free from retribution and report its findings to shareholders.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations. In this regard, we note that the proposal relates to JPMorgan Chase's policies concerning its employees. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,
HONG KONG, LONDON, LOS ANGELES,
NEW YORK, NORTHERN VIRGINIA,
PALO ALTO, SACRAMENTO, SAN DIEGO,
SAN FRANCISCO, SHANGHAI, SINGAPORE,
TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

February 6, 2015

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of National Center for Public Policy Research

Dear Ladies and Gentlemen:

This letter concerns the request, dated January 12, 2015 (the "***Initial Request Letter***"), that we submitted on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), seeking confirmation that the staff (the "***Staff***") of the Division of Corporation Finance (the "***Division***") of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by the National Center for Public Policy Research (the "***Proponent***") on December 10, 2014, from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Proxy Materials***"). On behalf of the Proponent, Mr. Justin Danhof, Esq., the Proponent's General Counsel, submitted a letter to the Staff, dated January 23, 2015 (the "***Proponent Letter***"), expressing the view that the Proposal and Supporting Statement may not be excluded from the 2015 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to certain arguments made in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the

Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent a copy of this correspondence to the Proponent.

I. EXCLUSION OF THE PROPOSAL

A. The Proposal Does Not Focus On a Significant Policy Issue

The Proponent Letter asserts that the Company may not omit the Proposal from its 2015 Proxy Materials because the Proposal relates to a significant policy issue. As set forth in the Initial Request Letter, Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("***SLB 14E***") provides that proposals generally will not be excludable under Rule 14a-8(i)(7) if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. The Proposal does not meet the standard under SLB 14E.

While the Staff has found some human rights, general political activity, and charitable contribution proposals to focus on significant policy issues, the mere fact that a proposal touches upon a significant policy issue does not establish that the underlying subject matter "transcends the day-to-day business of the company." If the underlying subject matter of a proposal does not focus on the significant policy issue or if the proposal focuses on matters of ordinary business in addition to a significant policy issue, Staff precedent indicates that the proposal is excludable under Rule 14a-8(i)(7). Further, the Staff historically has taken the position that proposals related to day-to-day company activities are excludable, regardless of the fact that such day-to-day activities could be tied to larger social issues. The underlying subject matter and the focus of the Proposal is not a significant policy issue—it is the ordinary business of the Company.

The entire focus of the Proposal is the Company's policies and practices regarding employee relations, an ordinary business matter. Such a conclusion is consistent with historical Staff precedent discussed in the Initial Request Letter, including *General Electric Co.* (Feb. 3, 2005) and *Wal-Mart Stores, Inc.* (Mar. 15, 1999), in which the Staff concurred in the omission of proposals that may have touched upon an important social policy issue (offshoring, and unlawful and unethical labor practices, respectively) but fundamentally related to ordinary business operations (*i.e.*, management of the workforce).

The Proponent cites Staff no-action letters from prior proxy seasons as support for its position that the Company may not exclude the Proposal. The Proponent, however, fails to address the most compelling precedent for the Company's position – the several no-action letters the Staff has issued over the last few months concurring in the exclusion of proposals submitted by the Proponent that are substantially similar to the Proposal. Specifically, in *The Walt Disney Company* (Nov. 24, 2014) ("***Walt Disney Company***"), the Staff concurred with the omission of a proposal requesting that the company's board of directors consider adopting anti-discrimination principles that protect the right of employees to engage in legal activities relating to the political process, civic activities and public policy, noting that "the proposal relates to Disney's policies concerning its employees." Similarly, in *Deere & Company* (Nov. 14, 2014) ("***Deere & Company***"), the Staff concurred with the omission of a proposal that sought a revision to the company's code of conduct to include a policy protecting employee rights to participate in the political process, civic activities and government without retaliation noting that "the proposal relates to Deere's policies concerning its employees." *See also Costco Wholesale Corporation* (Nov. 14, 2014) ("***Costco Wholesale Corporation***") and *Bristol-Myers Squibb Company* (Jan. 7, 2015), in which the Staff concurred with the omission of a proposal identical to the proposal submitted by the Proponent in *Deere & Company,* citing the same reasoning.

We further note that the Proponent requested that the Commission review the Staff's letters in *Costco Wholesale Corporation, Deere & Company* and *Walt Disney Company,* each granting no-action relief to exclude the proposal from the companies' respective proxy materials. Under Part 202.1(d) of Section 17 of the Code of Federal Regulations ("***17 CFR 202.1(d)***"), the Division may present a request for Commission review of a no-action response relating to Rule 14a-8 if the Division concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." In each request for reconsideration, the Proponent asserted the view that the subject matter of those substantially similar proposals related to a "significant policy issue"; indeed, the Proponent's analysis in those requests for reconsideration is essentially the same analysis that is set forth in the Proponent Letter. The Division noted in its January 5, 2015 responses to the Proponent regarding the requests for reconsideration of *Costco Wholesale Corporation, Deere & Company* and *Walt Disney Company* that it had applied the 17 CFR 202.1(d) standard to the Proponent's request for Commission reconsideration of those letters, and determined not to present the Proponent's request to the Commission. As such, the Staff's position with respect to proposals such as the Proposal is clear—these proposals relate to "policies concerning [a company's] employees," do not "transcend[] the day-to-day business of the company," and, accordingly, may properly be omitted in reliance on Rule 14a-8(i)(7).

B. Conclusion

Based on the discussion above and that in the Initial Request Letter, the Proponent Letter does not alter the Company's view that the Proposal may be excluded in reliance on Rule 14a-8(i)(7). The Proponent Letter fails to establish that the underlying subject matter of the Proposal is a "significant policy issue" for the purpose of Rule 14a-8(i)(7) and fails to address recent Staff precedent concurring in the omission of several proposals that are substantially similar to the Proposal. Accordingly, the Company continues to be of the view that the Proposal may be properly omitted in reliance on Rule 14a-8(i)(7).

II. CONCLUSION

Based on the discussion above and that in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,



Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Justin Danhof, General Counsel, National Center for Public Policy Research
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

THE NATIONAL CENTER



FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 23, 2015

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

I am writing in response to the letter of Martin P. Dunn on behalf of JPMorgan Chase & Co. (the "Company") dated January 12, 2015, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO JPMORGAN CHASE'S CLAIMS

The Company may not omit our Proposal in reliance on Rule 14a-8(i)(7) since the Staff has previously ruled that many nearly identical proposals did not interfere with ordinary business. Also, as our Proposal is centered on the significant policy issue of human rights and focuses on the most significant policy issue of our time as well, political activity and civic engagement, it cannot be said to interfere with the Company's ordinary business. Finally, as the Company maintains the authority to expel, discipline and terminate its employees for their political activities, it has not substantially implemented our Proposal.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Company May Not Omit Our Proposal in Reliance on Rule 14a-8(i)(7) Since the Staff Has Already Ruled That Many Nearly Identical Proposals Did Not Interfere With Corporate Ordinary Business Operations

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal and notes that some "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

In Abbott Laboratories (avail. February 28, 2008), the Staff allowed a proposal that asked the Company to alter its human rights policies. Specifically, the resolved section of the proposal stated: "Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such policy." Our Proposal similarly "requests that management amend its policies related to human rights to address the right to take part in one's own government free from retribution and to report its finding to the shareholders." The two proposals make the same essential ask. Furthermore, the Staff did not find that the Abbott Laboratories proposal focused on a significant policy issue. The Staff simply rejected the company's no-action request and noted "[w]e are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(7). Accordingly we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

If the Abbott Laboratories proposal did not interfere with ordinary business then, ours does not now.

Similarly, in Exxon Mobil (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's hiring policies and foundational documents in a way that directly interfered with the Company's employer/employee dynamic. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." (Emphasis added). Our Proposal is nearly identical to the one in Exxon Mobil. Our Proposal also asks for the Company to amend its policies to remove workplace discrimination. In deciding the Exxon Mobil no-action contest, the Staff did not make its judgment because the proposal's topic was a significant policy issue. Rather, the Staff merely ruled against the company noting that "[w]e are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(7)."

If the Exxon Mobil proposal did not interfere with ordinary business then, ours does not now.

Also, in Kroger Co. (avail. April 6, 2011), the Staff allowed a proposal that specifically asked the company to revise its employment policies to address human rights issues. The proposal asked Kroger to "adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ('ILO') Declaration on Fundamental Principles and Rights at Work." Again, the Staff decision did not rest on whether the proposal centered on a significant policy issue. The Staff affirmed that the proposal did not contravene Rule 14a-8(i)(7).

If the Kroger Co. proposal did not interfere with ordinary business then, ours does not now.

Section II. Even if the Staff Agrees that Our Proposal Touches a Matter of Ordinary Business, It is Still Non-Excludable Since it Focuses on a Significant Policy Issue

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

Ours is such a proposal.

The Company bears the burden of demonstrating that the Proposal does not raise a substantial social policy issue. The Company's letter fails to meet this requirement.

Part A. Our Proposal Should Be Allowed to Proceed to the Shareholders for a Vote Because it Focuses on the Significant Social Policy Issue of Human Rights

The Staff has been unambiguous in declaring that proposals asking for a change to foundational corporate documents that also focus on significant social policy issues such as human rights fall outside of the Rule 14a-8(i)(7) ordinary business exemption.

For example, in Abercrombie & Fitch (avail. April 12, 2010), the Staff allowed a proposal that asked the company to "1. [a]dopt and disclose a code of vendor conduct, based on ILO standards; 2. Establish an independent monitoring process that assesses adherence to these standards; and, 3. Prepare an annual report" on these issues. The company argued that the "adoption of codes" could be excluded pursuant to Rule 14a-8(i)(7). The Staff disagreed and noted that "[i]n our view, the proposal focuses primarily on the significant policy issue of human rights and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Abercrombie may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." (Emphasis added).

Additionally, in Halliburton Company (avail. March 9, 2009), the Staff allowed a proposal that "request[ed] management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings." In arguing that this proposal related to Halliburton's ordinary business operations, the company made it clear that the proposal focused on the "sufficiency of our Code of Business Conduct." Despite this, the Staff rejected Halliburton's no-action request under Rule 14a-8(i)(7).

Our Proposal also focuses on human rights. According to the Article 21 of the United Nations' Universal Declaration of Human Rights:

> (1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.
> (2) Everyone has the right of equal access to public service in his country.
> (3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.[1]

In seeking to exclude our Proposal, JPMorgan Chase is attempting to preserve the authority to undermine its employees' human right to take part in his or her government. The Staff should allow our Proposal to proceed to the shareholders for a vote since it is focused on human rights.

Part B. Engaging in the Political Process and Civic Engagement is, In and of Itself, a Significant Social Policy Issue

Assuming *arguendo* that the Staff disagrees with the United Nations and us and does not consider voting and political activity to be a human right, our Proposal is still not excludable since political activity is a significant policy issue.

---

[1] "The Universal Declaration of Human Rights," United Nations, available at http://www.un.org/en/documents/udhr/ as of January 22, 2015.

If the Staff compares our Proposal's central issue with those issues that the Staff has previously determined to present significant policy issues, it should become clear that engaging in the political process and civic activities is the most significant policy issue possible.

For a topic to rise to the level of becoming a significant policy issue, the Commission evaluates whether that topic is the subject of widespread and/or sustained public debate.

The metrics on the vastness of debate around these issues are almost immeasurable.

In the 2012 presidential election, 130,292,355 ballots were counted out of a total of 222,381,268 eligible voters.[2] Between each major political party, presidential candidate and primary political action committee, about $2 billion was raised and spent.[3] And all of that was for just one election.

A Google News search conducted on January 14, 2015 for the term "politics" yielded more 157 million results.

The number of political debates, opinion articles, legal cases, news articles, television newscasts, radio programs, political paraphernalia, podcasts, Facebook posts, Twitter messages, grade school, high school, college and graduate courses, fliers, bumper stickers, commercials and the sheer amount of money spent on political engagement and civic activity dwarfs every single other significant policy issue combined.

We request that the Commission compare this limitless list of widespread debate with the amount of public debate concerning the following issues – all of which the Staff have determined are significant policy issues:

Net Neutrality

In AT&T Inc. (avail. February 10, 2012), the Staff declared that "[i]n view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no-action contest, the proponent cited to some news sources and political debates as evidence that the debate over net neutrality was widespread. This evidence pales in comparison to ours.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Humane Treatment of Animals

In Coach Inc. (avail. August 19, 2010), the Staff ruled proposals that focus on the human treatment of animals may not be excluded in reliance on Rule 14a-8(i)(7) as they raise significant policy considerations. In that no-action contest, the proponent offered almost no evidence about any widespread public debate over the human treatment of animals, yet the Staff concurred that is was a significant public policy issue.

---

[2] "2012 November General Election Turnout Rates," United States Election Project, September 3, 2014, available at http://www.electproject.org/2012g as of January 22, 2015.

[3] Jeremy Ashkenas, Matthew Ericson, Alicia Parlapiano and Derek Willis, "The 2012 Money Race: Compare the Candidates," *New York Times – Politics*, available at http://elections.nytimes.com/2012/campaign-finance as of January 22, 2015.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

CEO Succession Planning

In SLB No. 14, the Commission stated that "[w]e now recognize that CEO succession planning raises a significant policy issue regarding the governance of the corporation that transcends the day-to-day business matter of managing the workforce. As such, we have reviewed our position on CEO succession planning proposals and have determined to modify our treatment of such proposals. Going forward, we will take the view that a company generally may not rely on Rule 14a-8(i)(7) to exclude a proposal that focuses on CEO succession planning."

If there is a debate over CEO succession planning, it is inconceivable that it is as vast as the debate surrounding politics and policies.

Impact of Non-Audit Services on Auditor Independence

In Walt Disney Co. (avail. December 18, 2002) and Dominion Resources, Inc. (avail. March 10, 2002), the Staff ruled that the companies could not exclude proposals that asked them to adopt a policy that outside public accounting firms could not be used to perform non-audit services due to the widespread public debate surrounding the issue.

Certainly, the Commission does not mean to suggest that the magnitude of debate surrounding corporate uses of accounting firms is more important than the debate over politics/policy.

Removing Genetically Modified Organisms From Products

The Staff has also allowed proposals that call on companies to remove all genetically modified organisms from the products which it sells and manufactures, because, in the Staff's opinion this debate is so widespread as to constitute a significant policy issue. See Kroger Co. (avail. April 12, 2000); Kellogg Co. (avail. March 11, 2000); Safeway Inc. (avail. March 23, 2000).

People like to know what they eat, but in the most recent election just a few states considered the issue. And, again, this is just the debate over one specific policy issue. It cannot possibly trump the vastness of debate surrounding all political/policy issues.

Retail Placement of Cigarettes

In R.J. Reynolds Tobacco Holdings, Inc. (avail. March 7, 2000), the Staff ruled that the retail placement of cigarettes in order to prevent theft by minors was a significant policy issue.

Diversity Policies and Efforts to Implement Them

In Circuit City Stores, Inc. (avail. April 3, 1998), the Staff ruled that diversity policies and efforts to implement them was significant.

Community Impact of a Company's Plant Closure

In E.I. DuPont de Nemours and Co. (avail. March 6, 2000), the Staff even ruled that the impact to a community of a plant closing down was a significant policy issue.

How widespread could that debate have possibly been?

Real Estate Loan and Foreclosure Practices

In Bank of America (avail. March 14, 2011), the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes fm real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no action contest, the proponent listed some political discussions over the issue and then a full Google web search for four different terms that amounted to a little over 5 million returns. As noted above, as Google News search for the topic of our Proposal yielded more than 31 million returns. Again, the debate over our Proposal's topic dwarfs that of Bank of America.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Global Warming

The Staff has long ruled that global warming is a significant policy issue. In fact, the Staff even allows proposals that barely touch on global warming but are instead very specific to one miniscule issue concerning the climate. For example, in Choice Hotels International (avail. February 25, 2013), the Staff allowed a proposal that stated: "Resolved: Choice Hotels International Inc. shall write a report on showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number (such as 1.6 and/or 1.5 gpm). A mechanical switch that will allow for full water flow to almost no flow shall be considered. Energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors shall be considered."

The dispute over global warming is but one political/policy debate. And the debate over low-flow showerheads hardly constitutes a hot button, widespread issue.

And the list goes on.

In addition to the above list, we request that the Staff also compare our Proposal with every other proposal the Staff has determined raises a significant policy issue.

Our Proposal is nearly identical to many previously permitted proposal and does not go as far as other previously accepted proposals. And our Proposal centers on the most widespread and significant policy issue imaginable. For all of these reasons, we request that the Staff reject the Company's claim that it may omit our Proposal under Rule 14a-8(i)(7).

Section V. The Company May Not Omit Our Proposal Because it Has Not Implemented It in Any Meaningful Sense

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." See Exchange Act Release No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines ofthe proposal." See Texaco, Inc. (avail. March 8, 1991).

The Staff has consistently ruled that companies must affirmatively amend, or take action to amend a foundational document, in order for a proposal asking for such a change to have been substantially implemented.

As mentioned above, in Exxon Mobil (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's foundation documents concerning its policies regarding sexual orientation and gender identity. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." (Emphasis added). The company argued that its "[e]mployment Policies and Practices page on ExxonMobil's internet site now specifically states that our zero tolerance policy against any form of employment discrimination covers both sexual orientation and gender identity."

The proponent was insistent that the company had to directly alter its foundational documents, not just list some general policies to achieve the desired result. Specifically, the proponent noted that the company "attempts to defend its actions short of amending its EEO policy by linguistically downgrading its 'foundational' document, the 'Standards of Business' to a mere 'booklet,"... However, the Proponent stands behind its assertion that no action short of amending the EEO policy can constitute, either legally or practically, substantial implementation of the Proposal." Despite the clear language from the company's website, the Staff concluded that Exxon Mobil had not substantially implemented the proposal because it had not amended its foundational documents.

Just as the Exxon Mobil proposal asked the company to amend one of its foundational documents, our Proposal asks JP Morgan Chase to "requests that management amend its policies related to human rights to address the right to take part in one's own government free from retribution and to report its finding to the shareholders." And just as the Staff allowed the Exxon Mobil proposal, we request that the Staff allow our Proposal to proceed to the Company's shareholders for a vote.

In Family Dollar Stores, Inc. (avail. October 23, 2013), the Staff allowed a proposal that called for the company to amend its code of conduct to comply with the "International Labor Organization's ('ILO') Declaration of Fundamental Principles and Rights at Work and applicable ILO conventions." Like JPMorgan Chase the company in Family Dollar argued that it "ha[d] policies and procedures in place relating to the subject matter of the proposal that address the underlying objectives of the Proposal," despite not having the exact language the proponent suggested in its code of conduct. The Staff ruled that this was not enough, saying that "[b]ased on the information you have presented, it appears that Family's Dollar's policies, practices, and procedures do not compare favorably with the guidelines of the proposal."

CONCLUSION

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject JP Morgan Chase's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.

cc: Martin P. Dunn, Morrison & Foerster LLP
Anthony Horan, JPMorgan Chase & Co.

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 23, 2015

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

I am writing in response to the letter of Martin P. Dunn on behalf of JPMorgan Chase & Co. (the "Company") dated January 12, 2015, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO JPMORGAN CHASE'S CLAIMS

The Company may not omit our Proposal in reliance on Rule 14a-8(i)(7) since the Staff has previously ruled that many nearly identical proposals did not interfere with ordinary business. Also, as our Proposal is centered on the significant policy issue of human rights and focuses on the most significant policy issue of our time as well, political activity and civic engagement, it cannot be said to interfere with the Company's ordinary business. Finally, as the Company maintains the authority to expel, discipline and terminate its employees for their political activities, it has not substantially implemented our Proposal.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Company May Not Omit Our Proposal in Reliance on Rule 14a-8(i)(7) Since the Staff Has Already Ruled That Many Nearly Identical Proposals Did Not Interfere With Corporate Ordinary Business Operations

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal and notes that some "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

In Abbott Laboratories (avail. February 28, 2008), the Staff allowed a proposal that asked the Company to alter its human rights policies. Specifically, the resolved section of the proposal stated: "Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such policy." Our Proposal similarly "requests that management amend its policies related to human rights to address the right to take part in one's own government free from retribution and to report its finding to the shareholders." The two proposals make the same essential ask. Furthermore, the Staff did not find that the Abbott Laboratories proposal focused on a significant policy issue. The Staff simply rejected the company's no-action request and noted "[w]e are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(7). Accordingly we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

If the Abbott Laboratories proposal did not interfere with ordinary business then, ours does not now.

Similarly, in Exxon Mobil (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's hiring policies and foundational documents in a way that directly interfered with the Company's employer/employee dynamic. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." (Emphasis added). Our Proposal is nearly identical to the one in Exxon Mobil. Our Proposal also asks for the Company to amend its policies to remove workplace discrimination. In deciding the Exxon Mobil no-action contest, the Staff did not make its judgment because the proposal's topic was a significant policy issue. Rather, the Staff merely ruled against the company noting that "[w]e are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(7)."

If the Exxon Mobil proposal did not interfere with ordinary business then, ours does not now.

Also, in Kroger Co. (avail. April 6, 2011), the Staff allowed a proposal that specifically asked the company to revise its employment policies to address human rights issues. The proposal asked Kroger to "adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ('ILO') Declaration on Fundamental Principles and Rights at Work." Again, the Staff decision did not rest on whether the proposal centered on a significant policy issue. The Staff affirmed that the proposal did not contravene Rule 14a-8(i)(7).

If the Kroger Co. proposal did not interfere with ordinary business then, ours does not now.

Section II. Even if the Staff Agrees that Our Proposal Touches a Matter of Ordinary Business, It is Still Non-Excludable Since it Focuses on a Significant Policy Issue

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

Ours is such a proposal.

The Company bears the burden of demonstrating that the Proposal does not raise a substantial social policy issue. The Company's letter fails to meet this requirement.

Part A. Our Proposal Should Be Allowed to Proceed to the Shareholders for a Vote Because it Focuses on the Significant Social Policy Issue of Human Rights

The Staff has been unambiguous in declaring that proposals asking for a change to foundational corporate documents that also focus on significant social policy issues such as human rights fall outside of the Rule 14a-8(i)(7) ordinary business exemption.

For example, in Abercrombie & Fitch (avail. April 12, 2010), the Staff allowed a proposal that asked the company to "1. [a]dopt and disclose a code of vendor conduct, based on ILO standards; 2. Establish an independent monitoring process that assesses adherence to these standards; and, 3. Prepare an annual report" on these issues. The company argued that the "adoption of codes" could be excluded pursuant to Rule 14a-8(i)(7). The Staff disagreed and noted that "[i]n our view, the proposal focuses primarily on the significant policy issue of human rights and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Abercrombie may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." (Emphasis added).

Additionally, in Halliburton Company (avail. March 9, 2009), the Staff allowed a proposal that "request[ed] management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings." In arguing that this proposal related to Halliburton's ordinary business operations, the company made it clear that the proposal focused on the "sufficiency of our Code of Business Conduct." Despite this, the Staff rejected Halliburton's no-action request under Rule 14a-8(i)(7).

Our Proposal also focuses on human rights. According to the Article 21 of the United Nations' Universal Declaration of Human Rights:

> (1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.
> (2) Everyone has the right of equal access to public service in his country.
> (3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.[1]

In seeking to exclude our Proposal, JPMorgan Chase is attempting to preserve the authority to undermine its employees' human right to take part in his or her government. The Staff should allow our Proposal to proceed to the shareholders for a vote since it is focused on human rights.

Part B. Engaging in the Political Process and Civic Engagement is, In and of Itself, a Significant Social Policy Issue

Assuming *arguendo* that the Staff disagrees with the United Nations and us and does not consider voting and political activity to be a human right, our Proposal is still not excludable since political activity is a significant policy issue.

---

[1] "The Universal Declaration of Human Rights," United Nations, available at http://www.un.org/en/documents/udhr/ as of January 22, 2015.

If the Staff compares our Proposal's central issue with those issues that the Staff has previously determined to present significant policy issues, it should become clear that engaging in the political process and civic activities is the most significant policy issue possible.

For a topic to rise to the level of becoming a significant policy issue, the Commission evaluates whether that topic is the subject of widespread and/or sustained public debate.

The metrics on the vastness of debate around these issues are almost immeasurable.

In the 2012 presidential election, 130,292,355 ballots were counted out of a total of 222,381,268 eligible voters.[2] Between each major political party, presidential candidate and primary political action committee, about $2 billion was raised and spent.[3] And all of that was for just one election.

A Google News search conducted on January 14, 2015 for the term "politics" yielded more 157 million results.

The number of political debates, opinion articles, legal cases, news articles, television newscasts, radio programs, political paraphernalia, podcasts, Facebook posts, Twitter messages, grade school, high school, college and graduate courses, fliers, bumper stickers, commercials and the sheer amount of money spent on political engagement and civic activity dwarfs every single other significant policy issue combined.

We request that the Commission compare this limitless list of widespread debate with the amount of public debate concerning the following issues – all of which the Staff have determined are significant policy issues:

> *Net Neutrality*
>
> In AT&T Inc. (avail. February 10, 2012), the Staff declared that "[i]n view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no-action contest, the proponent cited to some news sources and political debates as evidence that the debate over net neutrality was widespread. This evidence pales in comparison to ours.
>
> How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.
>
> *Humane Treatment of Animals*
>
> In Coach Inc. (avail. August 19, 2010), the Staff ruled proposals that focus on the human treatment of animals may not be excluded in reliance on Rule 14a-8(i)(7) as they raise significant policy considerations. In that no-action contest, the proponent offered almost no evidence about any widespread public debate over the human treatment of animals, yet the Staff concurred that is was a significant public policy issue.

---

[2] "2012 November General Election Turnout Rates," United States Election Project, September 3, 2014, available at http://www.electproject.org/2012g as of January 22, 2015.

[3] Jeremy Ashkenas, Matthew Ericson, Alicia Parlapiano and Derek Willis, "The 2012 Money Race: Compare the Candidates," *New York Times – Politics*, available at http://elections.nytimes.com/2012/campaign-finance as of January 22, 2015.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

CEO Succession Planning

In SLB No. 14, the Commission stated that "[w]e now recognize that CEO succession planning raises a significant policy issue regarding the governance of the corporation that transcends the day-to-day business matter of managing the workforce. As such, we have reviewed our position on CEO succession planning proposals and have determined to modify our treatment of such proposals. Going forward, we will take the view that a company generally may not rely on Rule 14a-8(i)(7) to exclude a proposal that focuses on CEO succession planning."

If there is a debate over CEO succession planning, it is inconceivable that it is as vast as the debate surrounding politics and policies.

Impact of Non-Audit Services on Auditor Independence

In Walt Disney Co. (avail. December 18, 2002) and Dominion Resources, Inc. (avail. March 10, 2002), the Staff ruled that the companies could not exclude proposals that asked them to adopt a policy that outside public accounting firms could not be used to perform non-audit services due to the widespread public debate surrounding the issue.

Certainly, the Commission does not mean to suggest that the magnitude of debate surrounding corporate uses of accounting firms is more important than the debate over politics/policy.

Removing Genetically Modified Organisms From Products

The Staff has also allowed proposals that call on companies to remove all genetically modified organisms from the products which it sells and manufactures, because, in the Staff's opinion this debate is so widespread as to constitute a significant policy issue. See Kroger Co. (avail. April 12, 2000); Kellogg Co. (avail. March 11, 2000); Safeway Inc. (avail. March 23, 2000).

People like to know what they eat, but in the most recent election just a few states considered the issue. And, again, this is just the debate over one specific policy issue. It cannot possibly trump the vastness of debate surrounding all political/policy issues.

Retail Placement of Cigarettes

In R.J. Reynolds Tobacco Holdings, Inc. (avail. March 7, 2000), the Staff ruled that the retail placement of cigarettes in order to prevent theft by minors was a significant policy issue.

Diversity Policies and Efforts to Implement Them

In Circuit City Stores, Inc. (avail. April 3, 1998), the Staff ruled that diversity policies and efforts to implement them was significant.

Community Impact of a Company's Plant Closure

In E.I. DuPont de Nemours and Co. (avail. March 6, 2000), the Staff even ruled that the impact to a community of a plant closing down was a significant policy issue.

How widespread could that debate have possibly been?

Real Estate Loan and Foreclosure Practices

In Bank of America (avail. March 14, 2011), the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes fm real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no action contest, the proponent listed some political discussions over the issue and then a full Google web search for four different terms that amounted to a little over 5 million returns. As noted above, as Google News search for the topic of our Proposal yielded more than 31 million returns. Again, the debate over our Proposal's topic dwarfs that of Bank of America.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Global Warming

The Staff has long ruled that global warming is a significant policy issue. In fact, the Staff even allows proposals that barely touch on global warming but are instead very specific to one miniscule issue concerning the climate. For example, in Choice Hotels International (avail. February 25, 2013), the Staff allowed a proposal that stated: "Resolved: Choice Hotels International Inc. shall write a report on showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number (such as 1.6 and/or 1.5 gpm). A mechanical switch that will allow for full water flow to almost no flow shall be considered. Energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors shall be considered."

The dispute over global warming is but one political/policy debate. And the debate over low-flow showerheads hardly constitutes a hot button, widespread issue.

And the list goes on.

In addition to the above list, we request that the Staff also compare our Proposal with every other proposal the Staff has determined raises a significant policy issue.

Our Proposal is nearly identical to many previously permitted proposal and does not go as far as other previously accepted proposals. And our Proposal centers on the most widespread and significant policy issue imaginable. For all of these reasons, we request that the Staff reject the Company's claim that it may omit our Proposal under Rule 14a-8(i)(7).

Section V. The Company May Not Omit Our Proposal Because it Has Not Implemented It in Any Meaningful Sense

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." See Exchange Act Release No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines ofthe proposal." See Texaco, Inc. (avail. March 8, 1991).

The Staff has consistently ruled that companies must affirmatively amend, or take action to amend a foundational document, in order for a proposal asking for such a change to have been substantially implemented.

As mentioned above, in Exxon Mobil (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's foundation documents concerning its policies regarding sexual orientation and gender identity. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." (Emphasis added). The company argued that its "[e]mployment Policies and Practices page on ExxonMobil's internet site now specifically states that our zero tolerance policy against any form of employment discrimination covers both sexual orientation and gender identity."

The proponent was insistent that the company had to directly alter its foundational documents, not just list some general policies to achieve the desired result. Specifically, the proponent noted that the company "attempts to defend its actions short of amending its EEO policy by linguistically downgrading its 'foundational' document, the 'Standards of Business' to a mere 'booklet,"... However, the Proponent stands behind its assertion that no action short of amending the EEO policy can constitute, either legally or practically, substantial implementation of the Proposal." Despite the clear language from the company's website, the Staff concluded that Exxon Mobil had not substantially implemented the proposal because it had not amended its foundational documents.

Just as the Exxon Mobil proposal asked the company to amend one of its foundational documents, our Proposal asks JP Morgan Chase to "requests that management amend its policies related to human rights to address the right to take part in one's own government free from retribution and to report its finding to the shareholders." And just as the Staff allowed the Exxon Mobil proposal, we request that the Staff allow our Proposal to proceed to the Company's shareholders for a vote.

In Family Dollar Stores, Inc. (avail. October 23, 2013), the Staff allowed a proposal that called for the company to amend its code of conduct to comply with the "International Labor Organization's ('ILO') Declaration of Fundamental Principles and Rights at Work and applicable ILO conventions." Like JPMorgan Chase the company in Family Dollar argued that it "ha[d] policies and procedures in place relating to the subject matter of the proposal that address the underlying objectives of the Proposal," despite not having the exact language the proponent suggested in its code of conduct. The Staff ruled that this was not enough, saying that "[b]ased on the information you have presented, it appears that Family's Dollar's policies, practices, and procedures do not compare favorably with the guidelines of the proposal."

CONCLUSION

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject JP Morgan Chase's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.

cc: Martin P. Dunn, Morrison & Foerster LLP
Anthony Horan, JPMorgan Chase & Co.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SACRAMENTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 12, 2015

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of National Center for Public Policy Research

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by the National Center for Public Policy Research (the "***Proponent***") from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to Justin Danhof, Esq., General Counsel, National Center for Public Policy Research, 501 Capitol Court NE, Suite 200, Washington. D.C. 20002, or via email at jdanhof@nationalcenter.org.

I. SUMMARY OF THE PROPOSAL

On December 10, 2014, the Company received the Proposal for inclusion in the Company's 2015 Proxy Materials. The Proposal reads as follows:

> **Human Rights Considerations**
>
> **Whereas**, the Securities and Exchange Commission has consistently recognized that human rights constitute significant policy issues.
>
> **Whereas**, the United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."
>
> **Resolved**, the proponent requests that management amend its policies related to human rights to address the right to take part in one's own government free from retribution and to report its findings to the shareholders, omitting proprietary information and at a reasonable expense, by December 2015.

II. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2015 Proxy Materials in reliance on:

- Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(10), as the Company has substantially implemented the Proposal.

B. The Proposal May Be Omitted In Reliance On Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

The Proposal requests that the Company "amend its policies related to human rights to address the right to take part in one's own government free from retribution and to report its findings to shareholders." Although unclear on the face of the Proposal, based upon language in the Supporting Statement, the Proposal appears directed towards the Company's employee policies with respect to political matters. Such matters relate to the Company's management of its workforce and employee relations, as well as Company policies addressed in its Code of Conduct (the "***Code***"), which are fundamental business matters.

1. The Proposal Relates to Management of the Company's Workforce and Employee Relations

The Proposal may be properly omitted in reliance on Rule 14a-8(i)(7) because it relates to the Company's management of its workforce and employee relations. The Proposal requests that the Company "amend its policies related to human rights to address the right to take part in one's own government free from retribution and to report its findings to shareholders." The Supporting Statement, among other things, includes example policies from three other companies that address employee rights with respect to political views, political contributions and other political activities. In the Company's view, the subject matter of the Proposal relates to the Company's management of its workforce and employee relations, which are essential to day-to-day management of the Company and cannot, as a practical matter, be subject to direct shareholder oversight.

As a global financial services firm, the Company employs approximately 240,000 people, working in more than 60 countries and 2,100 U.S. cities across four major business segments. Managing the relationship between the Company and its employees is a critical part of day-to-day management of the Company. Further, the Company's workplace environment, which the Proposal implicates, is fundamentally related to the Company's ordinary business operations. Decisions concerning employee relations and the workplace environment are complex and depend upon numerous factors beyond the knowledge and expertise of shareholders, and require an understanding of the business implications that could result from changes made to employee policies that shareholders generally would not possess. In addition, employee policies, both inside and outside of the United States, are subject to extensive labor laws and civil rights protections that management must navigate as part of the Company's ordinary business operations.

As a general matter, proposals that concern management of the workforce and employee relations are excludable under Rule 14a-8(i)(7). The Staff has previously concurred with the omission of proposals pursuant to Rule 14a-8(i)(7) where the proposals related to the adoption of employee policies related to political activity and other employee expression outside the workplace. For example, in *The Walt Disney Company* (Nov. 24, 2014), the Staff concurred with the omission of a proposal requesting that the company's board of directors consider adopting anti-discrimination principles that protect the right of employees to engage in legal activities relating to the political process, civic activities and public policy, noting that "the proposal relates to Disney's policies concerning its employees." Similarly, in *Deere & Company* (Nov. 14, 2014), the Staff concurred with the omission of a proposal that sought a revision to the company's code of conduct to include a policy protecting employee rights to participate in the political process, civic activities and government without retaliation noting that "the proposal relates to Deere's policies concerning its employees." *See also Costco Wholesale Corporation* (Nov. 14, 2014) and *Bristol-Myers Squibb Company* (Jan. 7, 2015), in which the Staff concurred with the omission of a proposal identical to the proposal in *Deere & Company,* citing the same reasoning.

The Proposal is very similar to the above proposals, and all of the proposals were submitted by the Proponent. The above proposals sought company policies that protect the right of employees to engage in the political process and civic activities without fear of retaliation. Similarly, the Proposal requests that management amend the Company's policies to address the "right to take part in one's own government free from retribution." The Supporting Statement cites policies of three other companies that the Proponent effectively endorses as consistent with what is sought by the Proposal, as follows:

- "The employee code of Coca-Cola, for example, pledges, '[y]our job will not be affected by your personal political views or your choice in political contributions.'"

- "Visa has a policy that notes: 'Consistent with applicable law, Visa will not take any adverse employment action against an employee on the basis of his or her personal political affiliation or lawful political activity.'"

- "And Johnson & Johnson has a policy that instructs that the '[c]ompany and its operating units may not discriminate against any employee based on their ideological views.'"

Accordingly, the Proposal is similar in nature to the proposals cited in the above precedent in that the Proponent seeks a Company policy that allows employees to participate in the political process without fear of retribution. Consistent with the Staff's concurrence in the above precedent, the Proposal relates to the Company's policies concerning its employees and is excludable as an ordinary business matter under Rule 14a-8(i)(7).

The Staff's view provided in the above precedent is consistent with its longstanding view with respect to matters of employee relations and working environment. For example, in *Bank of America Corporation* (Feb. 14, 2012), the Staff concurred with the omission of a proposal requesting that Bank of America protect employee rights to engage in free speech outside the workplace, and to participate freely in the political process without fear of discrimination or other repercussion, noting that "the proposal relates to Bank of America's policies concerning its employees." Similarly, in *Wal-Mart Stores, Inc.* (Mar. 16, 2006), the Staff concurred with the omission of a proposal that requested an amendment to Wal-Mart's Equality of Opportunity policy to bar intimidation of company employees exercising their right to freedom of association on the basis that the proposal related to "Wal-Mart's ordinary business operations (*i.e.*, relations between the company and its employees)." Further, in *Merck & Co., Inc.* (Jan. 23, 1997), the Staff concurred with the omission of a proposal requesting policies that encourage employees to express their ideas "on all matters of concern" affecting the company as "relating to [Merck]'s ordinary business operations (*i.e.*, employee relations)."

Accordingly, as the Proposal addresses the Company's policies concerning its employees, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7).

2. The Proposal Relates to Company Policies that Are Addressed in the Company's Code of Conduct

As discussed above, the Proposal seeks an amendment to the Company's policies generally relating to the right of employees to participate in the political process without fear of retribution. The Company's Code currently addresses employee participation in the political process. Section 5.1 and other sections within the Code address several topics relating to employee participation in the political process, including volunteer activities with respect to political campaigns, political contributions, and meetings with government officials, including lobbying. See Exhibit B attached hereto. As such, any changes to the Company's policies with respect to employee participation in the political process would require changes to the Code, and the Staff has consistently concurred with the omission of similar proposals from company proxy materials as relating to ordinary business operations. In *The Walt Disney Company* (Dec. 12,

2011), a proposal requested a report on board compliance with the Company's Code of Business Conduct and Ethics for Directors. The Staff found that the proposal was excludable as relating to the Company's ordinary business operations, confirming that "[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under Rule 14a-8(i)(7)." *See also Verizon Communications Inc.* (Jan. 10, 2011) (same); and *International Business Machines Corp.* (Jan. 7, 2010) (same).

Accordingly, as the Proposal relates to the Company's policies with respect to employee participation in the political process, and if adopted, the Proposal would require consideration and implementation of changes to the terms of the Company's Code, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7).

3. The Proposal Does Not Focus On a Significant Policy Issue

Staff Legal Bulletin No. 14E (Oct. 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. While the Staff has found some human rights, general political activity, and charitable contribution proposals to focus on significant policy issues, the mere fact that a proposal touches upon a significant policy issue does not mean that it focuses on such an issue. If it does not focus on the significant policy issue or if it focuses on matters of ordinary business in addition to a significant policy issue, Staff precedent indicates that the proposal is excludable.

The Staff historically has taken the position that proposals related to day-to-day company activities are excludable, regardless of the fact that such day-to-day activities could be tied to larger social issues. For example, in *General Electric Co.* (Feb. 3, 2005), the Staff expressed the view that a proposal requesting that the company issue a statement that provided information relating to the elimination of jobs within General Electric and/or the relocation of U.S.-based jobs by General Electric to foreign countries, as well as any planned job cuts or offshore relocation activities, could be omitted in reliance on Rule 14a-8(i)(7) as relating to General Electric's ordinary business operations (*i.e.*, management of the workforce). Although it appeared that the proposal addressed the issue of "offshoring," a significant social policy issue, the proposal submitted to General Electric was not limited to that issue and encompassed both ordinary business matters and extraordinary business matters and, as such, the Staff concurred with General Electric's view that the proposal could be omitted. In addition, in *Wal-Mart Stores, Inc.* (Mar. 15, 1999), the Staff concurred in the exclusion of a proposal requesting that the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report, because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations."

The Proposal seeks an evaluation of the Company's policies and practices regarding employee relations; indeed, the Proposal is focused entirely on these topics. Based on the Staff precedent, discussed above, concurring in the omission of similar proposals on the basis that they relate to ordinary business matters, the Company does not believe that the Proposal implicates a significant policy issue. Rather, the Proposal involves the type of day-to-day Company operations that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address. Significantly, the Staff concurred with the omission of proposals that were very similar to the Proposal in the *Walt Disney Co., Costco Wholesale Corporation, Deere & Co. and Bristol-Myers Squibb Company* precedent discussed above.

The Company's exclusion of the Proposal in reliance on Rule 14a-8(i)(7) is proper and consistent with the Staff's longstanding position regarding the omission of proposals that relate employee relations and working environment as ordinary business matters. Further, any changes to the Company's policies with respect to employee participation in the political process would require changes to the Code, an ordinary business matter. Accordingly, it is the Company's view that it may omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. The Proposal May Be Omitted In Reliance On Rule 14a-8(i)(10), As The Company Has Substantially Implemented The Proposal Through Its Code Of Conduct

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the exclusion is "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976) (discussing Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10)). As set forth in the 1998 Release, a proposal need not be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). In *Masco Corporation* (Mar. 29, 1999), the Staff noted that under the "substantially implemented" standard, a company may exclude a shareholder proposal when the company's actions address the shareholder proposal's underlying concerns, even if the company does not implement every aspect of the shareholder proposal.

The Proposal requests that management amend the Company's policies "to address the right to take part in one's own government free from retribution," which the Company believes relates to its employee policies with respect to participation in the political process. As discussed above, the Code contains Company policies with respect employee participation in the political process. For example, page 40 of the Code provides that "[employees] are encouraged to become involved in the political process and exercise [their] rights as a citizen, but make sure political activities and contributions comply with the law and Company policies." See Exhibit B for this and other provisions of the Code that relate to employee participation in the political process. Further, as the Company's Human Rights Statement (attached as Exhibit C) states,

"JPMorgan Chase's respect for the protection and preservation of human rights is guided by the principles set forth in the United Nations Universal Declaration of Human Rights," which includes the "right to take part in the government of [one's] country, directly or through freely chosen representatives." Accordingly, the Company has substantially implemented the Proposal through the Code.

The Staff has previously considered proposals similar to the Proposal, and concurred with the omission of such proposals pursuant to Rule 14a-8(i)(10) on the basis that those proposals were substantially implemented through the companies' existing codes of conduct. In *Hewlett Packard Company* (Dec. 18, 2013), the Staff concurred with the omission of a proposal that requested the company to "review and amend, where applicable, HP's polices [sic] related to human rights" on the basis that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal and that HP has, therefore, substantially implemented the proposal." In *Deere & Company* (Nov. 13, 2012), the Staff concurred with the omission of a similar proposal on the basis that the company "substantially implemented the proposal" based on the similarity between its public disclosures and the guidelines requested in the shareholder proposal. Similarly, we believe the Company's existing policies that encourage employees to "become involved in the political process and exercise [their] rights as a citizen, but make sure political activities and contributions comply with the law and Company policies" support exclusion of the Proposal under the standard of Rule 14a-8(i)(10), consistent with the above precedent. In this regard, on December 19, 2014, the Staff noted the Proponent's withdrawal of a substantially similar proposal that it had submitted to Pfizer Inc. In its letter withdrawing that Proposal, the Proponent stated "[a]s the Company has communicated that 'Pfizer employees are not only free to engage, but are encouraged to engage, in political and civic activities without fear of employment discrimination or retaliation,' I, on behalf of the National Center for Public Policy Research, am writing now to formally withdraw [the proposal] from consideration at the 2015 meeting of Pfizer shareholders. In our view this policy means that Pfizer has substantially implemented our Proposal."

Accordingly, as the Proposal has been substantially implemented through the Company's Code, the Company is of the view that it may properly omit the Proposal and Supporting Statement from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,



Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Justin Danhof, General Counsel, National Center for Public Policy Research
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

RECEIVED BY THE

DEC 10 2014

OFFICE OF THE SECRETARY

December 9, 2014

Anthony J. Horan
JPMorgan Chase & Co.
Office of the Secretary
270 Park Avenue
New York, NY 10017

Dear Mr. Horan,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the JPMorgan Chase & Co. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned JPMorgan Chase & Co. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Human Rights Considerations

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

RECEIVED BY THE

DEC 10 2014

OFFICE OF THE SECRETARY

Human Rights Considerations

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute significant policy issues.

Whereas, the United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."

Resolved, the proponent requests that management amend its policies related to human rights to address the right to take part in one's own government free from retribution and to report its findings to the shareholders, omitting proprietary information and at a reasonable expense, by December 2015.

Supporting Statement

The United States of America was founded on the ideal of a representative government with the duty of protecting the human rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "[y]our job will not be affected by your personal political views or your choice in political contributions."

Visa has a policy that notes: "Consistent with applicable law, Visa will not take any adverse employment action against an employee on the basis of his or her personal political affiliation or lawful political activity."

And Johnson & Johnson has a policy that instructs that the "[c]ompany and its operating units may not discriminate against any employee based on their ideological views."

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

December 17, 2014

RECEIVED BY THE

DEC 18 2014

OFFICE OF THE SECRETARY

Anthony J. Horan
JPMorgan Chase & Co.
Office of the Secretary
270 Park Avenue
New York, NY 10017

Dear Mr. Horan,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Human Rights Considerations) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on December 9, 2014.

As I previously stated, and confirmed in the enclosed letter, the National Center for Public Policy Research has owned JPMorgan Chase & Co. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

Sincerely,



Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K St., NW, Suite 1100
Washington, DC 20005

ubs.com/fs

Confirmation

RECEIVED BY THE

DEC 18 2014

OFFICE OF THE SECRETARY

Anthony J. Horan
JPMorgan Chase & Co.
Office of the Secretary
270 Park Avenue
New York, NY 10017

December 17, 2014

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Mr. Horan,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on December 9, 2014, the National Center for Public Policy Research held, and has held continuously for at least one year 87 shares of the JP Morgan Chase & Co. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

Exhibit B

June 2014

Code *of* Conduct

Integrity: It Starts With You









JPMorgan Chase & Co.

5.1 Political Activities

We respect your right to engage in personal political activity, but make sure your activities are lawful and appropriate and do not involve the use of Company time or resources (including facilities, equipment, stationery, e-mail, phones, supplies or mailing lists). You must also comply with any special rules that may apply to your Line of Business or your specific position with the Company.

Know the policy on volunteer activity and solicitations.

If you wish to volunteer for a political campaign, do so on your own time and as an individual, not as a representative of the Company. Many volunteer political activities, such as serving on the board of a political committee, hosting an event or taking a leadership position with a campaign, also involve fundraising. When fundraising money for a candidate or political organization, ensure that your activities can't be viewed as connected with your position at JPMorgan Chase, do not use Company resources and do not contact other employees during work hours or on Company premises to solicit political contributions or participation in any political activity. Please refer to the political contribution and fundraising policies specific to your Line of Business. If you want to hold any political office, whether elected or appointed, make sure to obtain pre-clearance.



What if ...

A friend of mine is running for political office. Can I help her out with her campaign?

Yes, your volunteer support is your personal business unless your role in the campaign will involve fundraising or your Line of Business has a different policy. Fundraising activity will be subject to the approval guidelines that apply to your Line of Business. In no case may you use JPMorgan Chase resources – including Company time, phones, emails or the Company name – to advance the campaign.

Know what's permitted in terms of political contributions.

You have the right to make personal contributions from your own funds, subject to applicable legal limits and Line of Business policies, but you cannot be reimbursed or compensated by the Company for any contribution you make. Because our Company has government entities as customers, some employees (for example, those in Public Finance, the GNPH Divisions of Commercial Banking and Treasury Services, and Investment Management) may have other limitations on their personal political contributions. You are responsible for being aware of – and complying with – any rules and Line of Business policies that apply to you:

Contact Global Political Law, your Compliance Officer or Code Specialist with questions about personal political contributions and be especially sensitive if giving to officials who are part of the decision-making process on matters related to our Company. For more information, see the Ethical Business Practices section.

What about political contributions on behalf of JPMorgan Chase?

You may not offer or give anything to a public official, either directly or through an intermediary, to secure an advantage. In the U.S., federal, state and local laws may prohibit or limit direct political contributions of Company funds (including contribution checks and the purchase of fundraising event tickets) as well as in-kind contributions (such as the use of corporate facilities or staff or making a loan at a preferential rate). Local law in countries outside the U.S. can also impose restrictions.

Accordingly, the Company does not make contributions of corporate funds to, or independent political expenditures on behalf of, political candidates, campaign committees, political parties or other political groups.

Government Relations may from time to time approve corporate funds to support or oppose a state or local ballot initiative that affects our business. In addition, the JPMorgan Chase Political Action Committee (or PAC) solicits employee contributions, as permitted by law.

Occasionally, Government Relations sponsors political events such as meetings with officials, fundraisers and "grassroots" lobbying efforts (a letter-writing campaign about legislation that affects our Company, for example). Employees outside of Government Relations may not sponsor such events through the Company and may not independently contact others (including employees and clients) to solicit political contributions or engage in other political activities on behalf of the Company. All Company-sponsored political activity must be pre-approved by and managed through Government Relations, with guidance from our Legal Department, and must comply with our Code, the Anti-Corruption Policy and other Company policies, and the applicable rules for the relevant country.

Meetings with government officials and lobbying activities require pre-clearance.

Except for sales calls, regulatory meetings or research contacts, all official JPMorgan Chase meetings with government officials must be pre-cleared with Government Relations.

Government Relations must also pre-clear all lobbying and political intelligence activities, including the hiring of consultants; all Company memberships in trade groups engaged in lobbying; and all payments by the Company to social welfare organizations (in the U.S., "501(c)(4)" entities) that engage in political activity. Before contacting Government Relations regarding any proposed contact, engagement, membership or payment relating to a matter that may be subject to an information barrier or similar restriction on the sharing of information internally, contact Global Political Law for guidance and, if appropriate, your Compliance Officer for approval.

5.2 Charitable Contributions

While we encourage you to become involved with charitable organizations, please make sure that your participation does not interfere with your job at JPMorgan Chase. Remember that soliciting customers, suppliers and other employees for contributions or other participation is generally prohibited or restricted, and many of our locations have specific policies governing these activities. You must comply with any restrictions that apply to you.

Sometimes, customers or suppliers ask that we make a contribution to a charity or not-for-profit organization. If it's appropriate to make a contribution, you must refer to the approval guidelines specific to your Line of Business. Note that any contribution requested by or that would benefit a government official requires special pre-clearance under the Anti-Corruption Policy.

See the Corporate Responsibility section for information on the Company's Employee Giving Campaign, Matching Gifts and Volunteer Grant programs.

5.3 Human Rights

We support fundamental principles of human rights across all our Lines of Business and in each region of the world in which we operate. Our respect for the protection and preservation of human rights is guided by the principles set forth in the United Nations Universal Declaration of Human Rights.

We comply with employment laws in the markets where we operate. Our Company has adopted a Human Rights Statement, and you should observe its terms where it is appropriate to your business dealings.

We support fundamental principles of human rights across all our Lines of Business and in each region of the world in which we operate.

5.4 Corporate Responsibility

We value our place in the global community and take pride in giving back to the communities where we live and work.

JPMorgan Chase offers employees the opportunity to become involved in their communities through workplace giving and volunteer programs. Learn more about company-sponsored programs, including the Employee Giving Campaign, Matching Gifts and Volunteer Grant programs, by visiting the Good Works Web site.

5.5 Environmental Stewardship

As a global provider of financial advisory and lending services for clients in various sectors and geographies around the world, we recognize that our business decisions have the potential to impact surrounding communities and the environment. JPMorgan Chase believes that balancing environmental with financial priorities is fundamental to sound risk management and a core part of corporate responsibility. We take these issues very seriously as an institution, and we encourage all our employees and business units to do the same.

When dealing with suppliers, customers and clients, let them know that JPMorgan Chase is working hard to make its operations as sustainable as possible and that we encourage others to do the same. Please refer to the Company's environmental policies and initiatives.



Your Responsibility

- You are encouraged to become involved in the political process and exercise your rights as a citizen, but make sure political activities and contributions comply with the law and Company policies.
- Do not involve the Company or use Company resources in connection with your personal political activities.
- Observe the Company's Human Rights Statement where it is relevant to your job.
- Recognize your responsibility as a global citizen - get involved, contribute to charitable causes and help to build stronger relationships in the communities where we operate.
- Do your part to reduce the environmental impact of our operations, in every community around the world where we do business.

Exhibit C



Human Rights

JPMorgan Chase supports fundamental principles of human rights across all our lines of business and in each region of the world in which we operate. JPMorgan Chase's respect for the protection and preservation of human rights is guided by the principles set forth in the United Nations Universal Declaration of Human Rights.

JPMorgan Chase's relationships with our employees, clients and suppliers, and with the countries and communities in which we operate, are intended to reflect the principles, policies, codes and accords set forth and referred to in this Human Rights Statement. Our conviction with respect to responsible, honest and ethical behavior informs our Code of Conduct and the character of our company is defined by the personal integrity and honesty of our employees.

JPMorgan Chase has adopted the Wolfsberg Principles and is one of the founders of The Carbon Principles for understanding carbon risk. Our asset management business has adopted the United Nations Principles for Responsible Investing and the Extractive Industries Transparency Initiative. JPMorgan Chase has also published an Environmental and Social Policy Framework which includes implementation of the Equator Principles for certain transactions and which, through the International Finance Corporation's environmental and social Performance Standards, addresses issues such as labor and working conditions, community health and safety, land acquisitions and resettlement, and the treatment of indigenous peoples.

JPMorgan Chase believes it is the role of government in each country to protect the human rights, including the safety and security, of its citizens. However, we believe we can play a constructive role in helping to promote respect for human rights by our own actions and by seeking to engage with the governments of the countries with and in which we operate.

JPMorgan Chase complies with applicable international and local legal requirements in the countries in which we operate. Where local law conflicts with the principles contained in this Human Rights Statement, JPMorgan Chase complies with local requirements while, at the same time, seeking ways to uphold the principles set forth in this Human Rights Statement.

While JPMorgan Chase recognizes that it is the responsibility of each client and supplier to define its own policy and approach to the issue of human rights, we believe such relationships provide an opportunity for the development of best practices relating to the promotion of human rights. In our client relationships we seek to incorporate respect for human rights and demonstrate a commitment to fundamental principles of human rights through our own behavior. We seek to engage with suppliers whose values and business principles are consistent with our own and through our procurement policies and standards seek to encourage behavior by our suppliers that is consistent with the principles set forth in this Human Rights Statement.

JPMorgan Chase is committed to respecting the human rights of our employees through our internal employment policies and practices, such as our Global Privacy Policy, which protects the personal information of employees and our health, family care and diversity plans and programs.

As part of our broad effort to ensure that respect for human rights is integrated into the business of the firm, JPMorgan Chase has adopted policies and procedures designed to ensure compliance with legal requirements and which seek to prevent our products and services from being used for improper purposes. Such policies and procedures include those contained in our Code of Conduct, our Anti-Corruption, Anti-Money Laundering, Anti-Bribery, and Know Your Customer and counter-terror financing policies. JPMorgan Chase is additionally subject to laws and regulations prohibiting commerce with certain countries, organizations and individuals.

JPMorgan Chase's support for the protection and preservation of human rights reflects our core values. We recognize that this must be a continuing effort, with ongoing work to reassess our practices and our approach in light of changing global circumstances and an evolving global policy environment. We are dedicated to exemplifying good corporate citizenship through our commitment to respecting human rights and through our broader commitment to corporate responsibility generally.